Exhibit 99.1

Brookfield Infrastructure Partners L.P.

Interim Report Q3 2015

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	6	$577	$189
Financial assets	6	508	484
Accounts receivable and other	6	357	299
Inventory		16	21
Assets classified as held for sale	3,4	311	567

Current assets		1,769	1,560
Property, plant and equipment	7	7,453	8,084
Intangible assets	8	3,261	3,575
Investment in associates	9	2,401	2,412
Investment properties		157	162
Goodwill		80	84
Financial assets (non-current)	6	714	430
Other assets (non-current)		70	89
Deferred income tax assets		87	99

Total assets		$15,992	$16,495

Liabilities and Partnership Capital Liabilities
Accounts payable and other	6	$568	$532
Non-recourse borrowings	6,10	296	41
Financial liabilities	6	188	49
Liabilities directly associated with assets classified as held for sale	3,4	—	199

Current liabilities		1,052	821
Corporate borrowings	6	634	588
Non-recourse borrowings (non-current)	6,10	5,699	6,180
Financial liabilities (non-current)	6	476	554
Other liabilities (non-current)		493	569
Deferred income tax liabilities		1,313	1,441
Preferred shares	6,10	20	20

Total liabilities		9,687	10,173

Partnership capital:
Limited partners	13	3,550	3,533
General partner	13	20	24
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	13	1,401	1,321
Interest of others in operating subsidiaries	13	1,238	1,444
Preferred unitholders	13	96	—

Total partnership capital		6,305	6,322

Total liabilities and partnership capital		$15,992	$16,495

The accompanying notes are an integral part of these financial statements.

2    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2015	2014	2015	2014
Revenues		$468	$491	$1,400	$1,459
Direct operating costs		(199)	(216)	(599)	(643)
General and administrative expenses		(30)	(28)	(99)	(84)
Depreciation and amortization expense	7,8	(97)	(97)	(293)	(282)

		142	150	409	450
Interest expense		(90)	(90)	(273)	(267)
Share of earnings from investments in associates	9	18	30	55	48
Mark-to-market on hedging items		51	47	109	9
Other income (expense)	3,5	73	(13)	82	11

Income before income tax		194	124	382	251
Income tax expense
Current		(8)	(9)	(21)	(23)
Deferred		(3)	(33)	(4)	(55)

Net income from continuing operations		183	82	357	173
Loss from discontinued operations, net of income tax	3	—	(2)	—	(7)

Net income		$183	$80	$357	$166

Attributable to:
Limited partners		$75	$44	$160	$60
General partner		17	11	49	33
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		31	17	64	24
Interest of others in operating subsidiaries		59	8	82	49
Preferred unitholders		1	—	2	—

Basic and diluted earnings per limited partner unit		$0.46	$0.29	$1.01	$0.39

The accompanying notes are an integral part of these financial statements.

Q3 2015 INTERIM REPORT    3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2015	2014	2015	2014
Net income		$183	$80	$357	$166

Other comprehensive loss:

Items that will not be reclassified subsequently to profit or loss:
Unrealized actuarial losses		—	—	—	(1)
Equity accounted investments	9	—	(77)	—	(80)
Taxes on the above items		—	10	—	10

		—	(67)	—	(71)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(552)	(431)	(916)	(323)
Cash flow hedges	6	(14)	(27)	(9)	(22)
Net investment hedges	6	92	134	79	44
Available-for-sale securities		(29)	(9)	(27)	17
Taxes on the above items		(5)	—	(10)	(3)
Equity accounted investments	9	13	(2)	13	(4)

		(495)	(335)	(870)	(291)

Total other comprehensive loss		(495)	(402)	(870)	(362)

Comprehensive loss		$(312)	$(322)	(513)	(196)

Attributable to:
Limited partners		$(178)	$(177)	$(297)	$(142)
General partner		15	9	46	31
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(73)	(69)	(119)	(55)
Interest of others in operating subsidiaries		(77)	(85)	(145)	(30)
Preferred unitholders		1	—	2	—

The accompanying notes are an integral part of these financial statements.

4    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(2)	Limited partners	General partner capital	Deficit	Accumulated other comprehensive income(2)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(2)	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Preferred Unit Capital	Total partnership capital
Balance as at June 30, 2015	$3,777	$(475)	$116	$446	$3,864	$19	$(1)	$4	$22	$1,528	$(209)	$(9)	$209	$1,519	$1,410	$96	$6,911

Net income	—	75	—	—	75	—	17	—	17	—	31	—	—	31	59	1	183
Other comprehensive loss	—	—	—	(253)	(253)	—	—	(2)	(2)	—	—	—	(104)	(104)	(136)	—	(495)

Comprehensive income (loss)	—	75	—	(253)	(178)	—	17	(2)	15	—	31	—	(104)	(73)	(77)	1	(312)
Unit issuance	3	—	—	—	3	—	—	—	—	—	—	—	—	—	—	—	3
Unit repurchases[3]	(61)	—	—	—	(61)	—	—	—	—	—	—	—	—	—	—	—	(61)
Partnership distributions[1]	—	(87)	—	—	(87)	—	(17)	—	(17)	—	(35)	—	—	(35)	—	(1)	(140)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(34)	—	(34)
Acquisition of interest[4]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	36	—	36
Disposition of interest[5]	—	8	—	(9)	(1)	—	—	—	—	—	3	—	(3)	—	(97)	—	(98)
Other items[3]	—	1	10	(1)	10	—	—	—	—	—	(1)	(10)	1	(10)	—	—	—

Balance as at September 30, 2015	$3,719	$(478)	$126	$183	$3,550	$19	$(1)	$2	$20	$1,528	$(211)	$(19)	$103	$1,401	$1,238	$96	$6,305

1.	Refer to Note 14 Distributions.
2.	Refer to Note 15 Accumulated Other Comprehensive Income.
3.	Refer to Note 13 Partnership Capital.
4.	Refer to Note 5, Acquisition of Businesses.
5.	Refer to Note 4, Disposition of New England Electricity Transmission Operations.

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(2)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(2)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(2)	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Total partnership capital
Balance as at June 30, 2014	$3,201	$(341)	$77	$707	$3,644	$19	$1	6	$26	$1,178	$(145)	$30	$302	$1,365	$1,634	$6,669

Net income	—	44	—	—	44	—	11	—	11	—	17	—	—	17	8	80
Other comprehensive loss	—	—	—	(221)	(221)	—	—	(2)	(2)	—	—	—	(86)	(86)	(93)	(402)

Comprehensive income (loss)	—	44	—	(221)	(177)	—	11	(2)	9	—	17	—	(86)	(69)	(85)	(322)
Partnership distributions[1]	—	(72)	—	—	(72)	—	(12)	—	(12)	—	(28)	—	—	(28)	—	(112)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(107)	(107)
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	60	60

Balance as at September 30, 2014	$3,201	$(369)	$77	$486	$3,395	$19	$—	$4	$23	$1,178	$(156)	$30	$216	$1,268	$1,502	$6,188

1.	Refer to Note 14 Distributions.
2.	Refer to Note 15 Accumulated Other Comprehensive Income.
3.	Refer to Note 13 Partnership Capital.

Q3 2015 INTERIM REPORT    5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(2)	Limited partners	General partner capital	Retained earnings/ (deficit)	Accumulated other comprehensive income(2)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(2)	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Preferred Unit Capital	Total partnership capital
Balance as at January 1, 2015	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$—	$6,322

Net income	—	160	—	—	160	—	49	—	49	—	64	—	—	64	82	2	357
Other comprehensive loss	—	—	—	(457)	(457)	—	—	(3)	(3)	—	—	—	(183)	(183)	(227)	—	(870)

Comprehensive income (loss)	—	160	—	(457)	(297)	—	49	(3)	46	—	64	—	(183)	(119)	(145)	2	(513)
Unit issuance	579	—	—	—	579	—	—	—	—	350	—	—	—	350	—	—	929
Unit repurchase[3]	(61)	—	—	—	(61)	—	—	—	—	—	—	—	—	—	—	—	(61)
Partnership distributions[1]	—	(252)	—	—	(252)	—	(50)	—	(50)	—	(102)	—	—	(102)	—	(2)	(406)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(71)	—	(71)
Acquisition of interest[4]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	107	—	107
Disposition of interest[5]	—	8	—	(9)	(1)	—	—	—	—	—	3	—	(3)	—	(97)	—	(98)
Preferred units issued[3]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	96	96
Other items[3]	—	6	49	(6)	49	—	—	—	—	—	(6)	(49)	6	(49)	—	—	—

Balance as at September 30, 2015	$3,719	$(478)	$126	$183	$3,550	$19	$(1)	$2	$20	$1,528	$(211)	$(19)	$103	$1,401	$1,238	$96	$6,305

1.	Refer to Note 14 Distributions.
2.	Refer to Note 15 Accumulated Other Comprehensive Income.
3.	Refer to Note 13 Partnership Capital.
4.	Refer to Note 5, Acquisition of Businesses.
5.	Refer to Note 4, Disposition of New England Electricity Transmission Operations.

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income[2]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[2]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[2]	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Total partnership capital
Balance as at January 1, 2014	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

Net income	—	60	—	—	60	—	33	—	33	—	24	—	—	24	49	166
Other comprehensive (loss) income	—	—	—	(202)	(202)	—	—	(2)	(2)	—	—	—	(79)	(79)	(79)	(362)

Comprehensive income (loss)	—	60	—	(202)	(142)	—	33	(2)	31	—	24	—	(79)	(55)	(30)	(196)
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions[1]	—	(216)	—	—	(216)	—	(35)	—	(35)	—	(85)	—	—	(85)	—	(336)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(171)	(171)
Acquisition of interest[3]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	284	284

Balance as at September 30, 2014	$3,201	$(369)	$77	$486	$3,395	$19	$—	$4	$23	$1,178	$(156)	$30	$216	$1,268	$1,502	$6,188

1.	Refer to Note 14 Distributions.
2.	Refer to Note 15 Accumulated Other Comprehensive Income.
3.	Refer to Note 13 Partnership Capital.

6    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2015	2014	2015	2014
Operating activities
Net income		$183	$80	$357	$166
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	9	4	(21)	13	(17)
Depreciation and amortization expense	7,8	97	97	293	282
Mark-to-market on hedging items	6	(51)	(47)	(109)	(9)
Provisions and other items		(57)	13	8	13
Deferred tax expense		3	33	4	55
Changes in non-cash working capital, net		2	80	(26)	41

Cash from operating activities		181	235	540	531

Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	(14)	(38)	(18)	(38)
Disposition of subsidiaries, net of cash disposed	4	28	—	28	—
Investments in associates	9	—	(373)	(550)	(412)
Disposition of associates		—	30	—	30
Purchase of long lived assets	7,8	(160)	(117)	(382)	(342)
Sale of long lived assets	7,8	7	2	9	7
Purchase of financial assets		(5)	(65)	(201)	(115)
Sale of financial assets		5	—	159	25
Net settlement of foreign exchange hedging items		(4)	(3)	193	(26)

Cash used by investing activities		(143)	(564)	(762)	(871)

Financing Activities
Distributions to general partner	14	(17)	(12)	(50)	(35)
Distributions to other unitholders	14	(123)	(100)	(356)	(301)
Subsidiary distributions to non-controlling interest		(34)	(54)	(71)	(118)
Capital provided by non-controlling interest	4	22	—	93	—
Proceeds from corporate borrowings		—	—	360	—
Proceeds from corporate credit facility		—	286	417	286
Repayment of corporate credit facility		—	(24)	(662)	(24)
Proceeds from subsidiary borrowings	10	211	897	245	1,147
Repayment of subsidiary borrowings	10	(97)	(805)	(265)	(925)
Repayments of other financing activities		—	—	(38)	—
Preferred units issued	13	—	—	96	—
Partnership units issued, net of issuance costs	13	3	—	929	2
Partnership units repurchased		(61)	—	(61)	—

Cash (used by) from financing activities		(96)	188	637	32

Cash and cash equivalents
Change during the period		(58)	(141)	415	(308)
Impact of foreign exchange on cash		(17)	(5)	(27)	4
Balance, beginning of period		652	380	189	538

Balance, end of period		$577	$234	$577	$234

The accompanying notes are an integral part of these financial statements.

Q3 2015 INTERIM REPORT    7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The partnership’s preferred units are listed on the Toronto Stock Exchange under the symbol “BIP.PR.A”. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

2. SUMMARY OF ACCOUNTING POLICIES

a) Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2014. The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2014 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on November 12, 2015.

b) Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the International Accounting Standards Board (“IASB”) as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

8    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

3. ASSETS CLASSIFIED AS HELD FOR SALE & DISCONTINUED OPERATIONS

In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its North American natural gas transmission business. Management is actively seeking a buyer and expects to complete the sale within the initial contemplated timeline. The North American natural gas transmission business was reported as an investment in associate on the Consolidated Statement of Financial Position until the fourth quarter of 2014 and has since been classified as held for sale. The balance on September 30, 2015 was $311 million.

The North American natural gas transmission business was reported as part of continuing operations until the fourth quarter of 2014 and has since been classified as discontinued operations for both the current and comparative periods. During the three and nine months ended September 30, 2015 and 2014, nil and nil and a loss of $2 million and a loss of $7 million, respectively, were recorded in both the Statement of Operating Results and the Statement of Comprehensive Loss relating to Brookfield Infrastructure’s discontinued operations.

4. DISPOSITION OF NEW ENGLAND ELECTRICITY TRANSMISSION OPERATION

In the third quarter of 2015, Brookfield Infrastructure sold its 23% interest in its New England electricity transmission operation, previously included in the utilities operating segment to a third party for proceeds of $281 million, resulting in a gain on disposition of $63 million recognized in the Consolidated Statement of Operating Results within Other income (expense). After settling debt and transaction costs, Brookfield Infrastructure received net proceeds of $28 million based on its 23% interest in the business. The New England electricity transmission operation was previously reported as held for sale until the date of disposition. As a result of the disposition, accumulated revaluation surplus of $48 million post-tax was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.

5. ACQUISITION OF BUSINESSES

a) Acquisition of Macquarie District Energy

On August 21, 2014, Brookfield Infrastructure expanded its U.S. district energy platform to the mid-west U.S. as it acquired a 40% interest in Macquarie District Energy, for consideration of $38 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the third quarter of 2014.

Q3 2015 INTERIM REPORT    9

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$38

Total consideration	$38

Fair value of assets and liabilities acquired as at August 21, 2014

US$ MILLIONS
Accounts receivable and other	$28
Property, plant and equipment	347
Goodwill	40
Accounts payable and other	(10)
Non-recourse borrowings	(175)
Deferred income tax liability	(132)

Net assets acquired before non-controlling interest	98
Non-controlling interest(1)	(60)

Net assets acquired	$38

1.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

Upon acquisition of Macquarie District Energy by Brookfield Infrastructure, a deferred tax liability of $132 million was recorded. The deferred income tax liability arose because tax bases of the net assets to Brookfield Infrastructure were significantly lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $40 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is expected to be deductible for income tax purposes.

10    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Acquisition of Seattle Steam

On November 21, 2014, Brookfield Infrastructure expanded its U.S. district energy platform to the pacific U.S. as it acquired a 40% interest in Seattle Steam, for consideration of $9 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective November 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the fourth quarter of 2014.

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$9

Total consideration	$9

Fair value of assets and liabilities acquired as at November 21, 2014

US$ MILLIONS
Accounts receivable and other	$17
Property, plant and equipment	45
Non-recourse borrowings	(37)

Net assets acquired before non-controlling interest	25
Non-controlling interest(1)	(16)

Net assets acquired	$9

1.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Seattle Steam.

c) Acquisition of Lodi Gas Storage

On December 31, 2014, Brookfield Infrastructure expanded its North American gas storage operation to the U.S. West Coast as it acquired a 40% interest in Lodi Gas Storage, for consideration of $42 million, through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity, effective December 31, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the fourth quarter of 2014.

Q3 2015 INTERIM REPORT    11

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$42

Total consideration	$42

Fair value of assets and liabilities acquired as at December 31, 2014

US$ MILLIONS
Accounts receivable and other	$4
Property, plant and equipment	130
Accounts payable and other	(30)

Net assets acquired before non-controlling interest	104
Non-controlling interest(1)	(62)

Net assets acquired	$42

1.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Lodi Gas Storage.

d) Acquisition of Niska Gas Storage Partners LLC

During the second quarter of 2015, Brookfield along with institutional partners signed definitive agreements for a 100% interest in Niska Gas Storage Partners LLC. Brookfield Infrastructure will acquire a 40% interest through a Brookfield sponsored infrastructure fund for $70 million. Concurrently, Brookfield Infrastructure will enter into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate this entity. The transaction is expected to close in the first half of 2016, subject to regulatory approvals and other customary closing conditions.

e) Acquisition of Chilean Toll Roads

On July 8, 2015, Brookfield Infrastructure acquired an additional 26% interest in Tunel San Cristobal (“TSC”), a Chilean toll road, through a Brookfield sponsored partnership, for $14 million, bringing Brookfield Infrastructure’s total ownership interest to 51%. Concurrent with the acquisition of the initial interest, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. At the date of the acquisition, Brookfield Infrastructure recognized $137 million of total assets, of which an intangible asset of $156 million was recorded, and $100 million of total liabilities, acquisition costs of $1 million were expensed at the acquisition date and recorded as Other expenses on the Condensed and Consolidated Statements of Operating Results. A remeasurement gain of $14 million, resulting from the remeasurement of the Partnership’s pre-existing 25% interest, was included in Other income on the Condensed and Consolidated Statement of Operating Results on the date of acquisition.

12    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

f) Acquisition of Asciano

On August 17, 2015, Brookfield, along with institutional partners (the “Brookfield Consortium”), announced a binding agreement to acquire the entire issued capital of Asciano Limited (“Asciano”) whereby Asciano security holders will receive A$6.9439 in cash and 0.0387 Partnership units per Asciano unit held by its shareholders. Brookfield Infrastructure expects to hold an ownership position of 55% of Asciano upon completion of the acquisition. Brookfield Infrastructure’s portion of the investment will be funded through a combination of 37.9 million Brookfield Infrastructure Partners units issued to Asciano shareholders, funds raised under a $250 million private placement of redeemable partnership units to Brookfield, cash on hand and draws on Brookfield Infrastructure’s revolving credit facilities. Concurrent with the acquisition of Asciano, Brookfield Infrastructure will enter into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate on acquisition of this entity. The transaction is expected to close in the first quarter of 2016, subject to Asciano shareholder approval, regulatory approvals and other customary closing conditions.

On November 5, 2015 the Brookfield Consortium acquired 188 million shares in Asciano representing a 14.9% interest. Concurrently, the Brookfield Consortium entered into arrangements acquiring an indirect economic interest of an additional 4.3%. Total consideration paid for the interest in Asciano is $1.2 billion.

g) Acquisition of Gammon infrastructure portfolio

On August 27, 2015, Brookfield along with institutional partners signed definitive agreements to acquire a 93% interest in a portfolio of toll road assets from Gammon Infrastructure Projects Limited. Brookfield Infrastructure will acquire a 40% interest through a Brookfield sponsored infrastructure fund with an initial investment of approximately $60 million and subsequent future investments. Concurrently, Brookfield Infrastructure will enter into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate this entity. The transaction is expected to close in the fourth quarter of 2015, subject to regulatory approvals and other customary closing conditions.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable. The fair value of interest rate swap hedging items which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

Q3 2015 INTERIM REPORT    13

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at September 30, 2015:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$577	$577
Accounts receivable and other	—	—	357	357
Financial assets (current and non-current)(1)	905	—	3	908
Marketable securities	—	314	—	314

Total	$905	$314	$937	$2,156

Financial liabilities
Corporate borrowings	$—	$—	$634	$634
Non-recourse borrowings (current and non-current)	—	—	5,995	5,995
Accounts payable and other	—	—	568	568
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	626	—	38	664

Total	$626	$—	$7,255	$7,881

1.	Derivative instruments which are elected for hedge accounting totaling $767 million are included in financial assets and $293 million of derivative instruments are included in financial liabilities.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2014:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$189	$189
Accounts receivable and other	—	—	299	299
Financial assets (current and non-current)(1)	607	—	2	609
Marketable securities	—	305	—	305

Total	$607	$305	$490	$1,402

Financial liabilities
Corporate borrowings	$—	$—	$588	$588
Non-recourse borrowings (current and non-current)	—	—	6,221	6,221
Accounts payable and other	—	—	532	532
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	528	—	75	603

Total	$528	$—	$7,436	$7,964

1.	Derivative instruments which are elected for hedge accounting totaling $560 million are included in financial assets and $164 million of derivative instruments are included in financial liabilities.

14    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table provides the carrying values and fair values of financial instruments as at September 30, 2015 and December 31, 2014:

	September 30, 2015		December 31, 2014
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$577	$577	$189	$189
Accounts receivable and other	357	357	299	299
Financial assets (current and non-current)	908	908	609	609
Marketable securities	314	314	305	305

Total	$2,156	$2,156	$1,402	$1,402

Financial liabilities
Corporate borrowings(1)	$634	$642	$588	$600
Non-recourse borrowings(2)	5,995	6,070	6,221	6,544
Accounts payable and other financial liabilities	568	568	532	532
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	664	664	603	603

Total	$7,881	$7,964	$7,964	$8,299

1.	Corporate borrowings are classified under level 1 of the fair value hierarchy; as quoted prices in an active market are available.
2.

Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of borrowings at the UK port operation which are classified under level 1 as quoted prices in an active market are available. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecast issuances of debt. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three and nine months ended September 30, 2015, pre-tax net unrealized losses of $14 million and $9 million respectively (2014: losses of $27 million and $22 million respectively) were recorded in other comprehensive loss for the effective portion of the cash flow hedges. As at September 30, 2015, there was a net derivative asset balance of $469 million relating to hedging items designated as cash flow hedges (December 31, 2014: $269 million asset).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange hedging items and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine months ended September 30, 2015 unrealized $88 million gains and $122 million losses respectively (2014: gains of $137 million and $70 million, respectively) were recorded in other comprehensive (loss) income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $4 million gain and $201 million gain, respectively (2014: $3 million loss and $26 million loss, respectively) in other comprehensive (loss) income related to the net settlement of foreign exchange hedging items in the three and nine month periods ended September 30, 2015. As at September 30, 2015, there was a net derivative asset balance of $5 million relating to hedging items designated as net investment hedges (December 31, 2014: $127 million asset).

Q3 2015 INTERIM REPORT    15

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain hedging items, other financial assets carried at fair value in an inactive market.

•

Level 3 – Inputs reflect management’s best estimate of unobservable inputs that market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

Fair value of the partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair Value Hierarchy	September 30, 2015	December 31, 2014
Marketable securities	Level 1(1)	$314	$305
Foreign currency forward contracts	Level 2(2)
Financial asset		205	188
Financial liability		106	6
Interest rate swaps & other	Level 2(2)
Financial asset		700	419
Financial liability		520	522

1.	Valuation technique: Quoted bid prices in an active market.
2.

Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the issuer’s or counterparty’s credit risk.

Assets and liabilities measured at fair value on a recurring basis include $1,219 million (2014: $912 million) of financial assets and $626 million (2014: $528 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three and nine months ended September 30, 2015 and 2014, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	September 30, 2015			December 31, 2014
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$314	$—	$—	$305	$—	$—
Financial assets (current and non-current)(1)	—	905	—	—	607	—

Financial liabilities
Financial liabilities (current and non-current)(1)	$—	$626	$—	$—	$528	$—

1.	Level 1 financial assets relate to marketable securities. Level 2 financial assets and liabilities primarily relate to derivative instruments.

16    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

7. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Energy	Total

Gross carrying amount

Balance at January 1, 2014	$3,646	$2,985	$1,233	$7,864
Additions	214	128	61	403
Acquisitions through business combinations	—	—	522	522
Fair value adjustments	321	—	43	364
Reclassified as held for sale assets	(233)	—	—	(233)
Net foreign currency exchange differences	(311)	(295)	(74)	(680)

Balance at December 31, 2014	$3,637	$2,818	$1,785	$8,240

Acquisition through business combination	—	6	—	6
Additions, net of disposals	193	92	63	348
Net foreign currency exchange differences	(299)	(385)	(135)	(819)
Balance at September 30, 2015	$3,531	$2,531	$1,713	$7,775

Accumulated depreciation:

Balance at January 1, 2014	$(24)	$(44)	$(33)	$(101)
Depreciation expense	(130)	(129)	(58)	(317)
Fair value adjustment	128	8	47	183
Reclassified as held for sale assets	15	—	—	15
Net foreign currency exchange differences	11	49	4	64

Balance at December 31, 2014	$—	$(116)	$(40)	$(156)

Depreciation expense	(95)	(85)	(74)	(254)
Net foreign exchange differences	31	45	12	88

Balance at September 30, 2015	$(64)	$(156)	$(102)	$(322)

Net book value
September 30, 2015	$3,467	$2,375	$1,611	$7,453

December 31, 2014	$3,637	$2,702	$1,745	$8,084

8. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2015	December 31, 2014
Cost	$3,429	$3,729
Accumulated amortization	(168)	(154)

Total	$3,261	$3,575

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	September 30, 2015	December 31, 2014
Regulated terminal	$1,766	$2,048
Chilean toll roads	1,068	1,093
UK port operations	325	334
Other(1)	102	100

Total	$3,261	$3,575

1.	Other intangibles are comprised primarily of customer order backlogs.

Q3 2015 INTERIM REPORT    17

The following table presents the change in the balance of intangible assets:

As of
US$ MILLIONS	September 30, 2015
Cost at beginning of the period	$3,729
Acquisitions through business combination[1]	137
Additions, net of disposals	34
Foreign currency translation	(471)
Balance at September 30, 2015	$3,429

1.	Refer to Note 5, Acquisition of Businesses.

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

As of
US$ MILLIONS	September 30, 2015
Accumulated amortization at beginning of period	$(154)
Amortization	(39)
Foreign currency translation	25

Balance at September 30, 2015	$(168)

9. INVESTMENTS IN ASSOCIATES

The following table presents the change in the balance of investments in associates:

US$ MILLIONS	For the nine months ended September 30, 2015	For the 12 months ended December 31, 2014
Balance at beginning of period	$2,412	$2,039
Share of earnings for the period - continuing operations	55	58
Share of losses - discontinued operations	—	(8)
Foreign currency translation	(561)	(307)
Share of other reserves for the period - OCI	13	123
Distributions	(68)	(38)
Acquisitions, net of disposals(1)	550	856
Reclassification to asset held for sale(2)	—	(311)

Ending balance	$2,401	$2,412

1.

On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in a European telecommunications infrastructure operations for $415 million. Brookfield Infrastructure has significant influence through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

2.	In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its North American natural gas transmission business—see note 3 for additional information.

18    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	September 30, 2015	December 31, 2014
Brazilian toll road operation	$765	$985
South American transmission operation	604	724
European telecommunications infrastructure operation	418	—
Brazilian rail operation	224	320
Other associates(1)	390	383

Ending balance	$2,401	$2,412

1.	Other includes the partnership’s European port operation, Texas electricity transmission project, North American west coast container terminal and U.S. gas storage operation.

The following table summarizes the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	September 30, 2015	December 31, 2014
Financial position:
Total assets	$22,498	$20,135
Total liabilities	(12,110)	(8,760)

Net assets	$10,388	$11,375

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Financial performance:
Total revenue	$996	$924	$2,935	$2,379
Total income for the period	76	104	238	155
Brookfield Infrastructure’s share of net income	$18	$30	$55	$48

10. NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	September 30, 2015	December 31, 2014
Current	$296	$41
Non-current	5,699	6,180

Total	$5,995	$6,221

During the nine month period ended September 30, 2015 subsidiary repayments, net of borrowings, were $20 million.

Our follow on investment in a tunnel connected to our Chilean toll road led to the consolidation of an additional $80 million of non-recourse borrowings. Foreign currency translation impacted non-recourse borrowings by $286 million due to the depreciation of Australian dollar, Canadian dollar and Chilean peso denominated borrowings.

11. SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense, cash taxes and other income (expenses).

Q3 2015 INTERIM REPORT    19

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$180	$286	$81	$40	$—	$587	$(234)	$149	$(34)	$468
Costs attributed to revenues	(47)	(144)	(43)	(18)	—	(252)	126	(85)	12	(199)
General & administrative expenses	—	—	—	—	(30)	(30)	—	—	—	(30)

Adjusted EBITDA	133	142	38	22	(30)	305	(108)	64	(22)
Other income (expense)	1	(4)	1	—	6	4	3	(5)	—	2
Interest expense	(35)	(35)	(20)	(2)	(7)	(99)	21	(27)	15	(90)

FFO	99	103	19	20	(31)	210	(84)	32	(7)
Depreciation and amortization	(38)	(55)	(11)	(15)	—	(119)	52	(30)	—	(97)
Deferred taxes	(5)	4	3	4	5	11	(10)	(1)	(3)	(3)
Mark-to-market on hedging items	6	(2)	(2)	—	40	42	—	9	—	51
Valuation gains (losses) and other	8	(15)	(11)	(7)	4	(21)	24	49	10	62
Share of earnings from associates	—	—	—	—	—	—	18	—	—	18
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(59)	—	(59)

Net income (loss) attributable to partnership(2)	$70	$35	$(2)	$2	$18	$123	$—	$—	$—	$123

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$191	$328	$68	$—	$587	$(220)	$154	$(30)	$491
Costs attributed to revenues	(59)	(169)	(40)	—	(268)	117	(77)	12	(216)
General & administrative expenses	—	—	—	(28)	(28)	—	—	—	(28)

Adjusted EBITDA	132	159	28	(28)	291	(103)	77	(18)
Other income (expense)	2	(12)	—	5	(5)	10	(5)	—	—
Interest expense	(41)	(45)	(18)	(4)	(108)	27	(24)	15	(90)

FFO	93	102	10	(27)	178	(66)	48	(3)
Depreciation and amortization	(39)	(66)	(21)	—	(126)	44	(28)	13	(97)
Deferred taxes	3	(7)	3	(3)	(4)	(17)	(10)	(2)	(33)
Mark-to-market on hedging items	3	2	(1)	41	45	—	2	—	47
Valuation (losses) gains and other	(5)	(6)	4	(14)	(21)	9	(4)	(6)	(22)
Share of earnings from associates	—	—	—	—	—	30	—	—	30
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(2)	(2)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(8)	—	(8)

Net income (loss) attributable to partnership(2)	$55	$25	$(5)	$(3)	$72	$—	$—	$—	$72

20    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$520	$871	$259	$82	$—	$1,732	$(675)	$446	$(103)	$1,400
Costs attributed to revenues	(129)	(447)	(135)	(38)	—	(749)	369	(257)	38	(599)
General & administrative expenses	—	—	—	—	(99)	(99)	—	—	—	(99)

Adjusted EBITDA	391	424	124	44	(99)	884	(306)	189	(65)
Other income (expense)	3	(11)	2	—	21	15	8	(7)	—	16
Interest expense	(107)	(110)	(56)	(4)	(18)	(295)	63	(85)	44	(273)

FFO	287	303	70	40	(96)	604	(235)	97	(21)
Depreciation and amortization	(115)	(165)	(33)	(31)	—	(344)	144	(93)	—	(293)
Deferred taxes	(21)	7	3	5	9	3	(15)	7	1	(4)
Mark-to-market on hedging items	4	(3)	(3)	—	84	82	—	27	—	109
Valuation (losses) gains and other	(5)	(37)	(20)	(7)	(3)	(72)	51	44	20	43
Share of earnings from associates	—	—	—	—	—	—	55	—	—	55
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(82)	—	(82)

Net income (loss) attributable to partnership(2)	$150	$105	$17	$7	$(6)	$273	$—	$—	$—	$273

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$554	$923	$231	$—	$1,708	$(600)	$452	$(101)	$1,459
Costs attributed to revenues	(166)	(472)	(126)	—	(764)	315	(230)	36	(643)
General & administrative expenses	—	—	—	(84)	(84)	—	—	—	(84)

Adjusted EBITDA	388	451	105	(84)	860	(285)	222	(65)
Other income (expense)	6	(28)	—	21	(1)	18	(8)	—	9
Interest expense	(120)	(132)	(53)	(10)	(315)	79	(75)	44	(267)

FFO	274	291	52	(73)	544	(188)	139	(21)
Depreciation and amortization	(118)	(186)	(55)	—	(359)	124	(80)	33	(282)
Deferred taxes	(12)	3	2	2	(5)	(32)	(17)	(1)	(55)
Mark-to-market on hedging items	7	5	(1)	(1)	10	(3)	2	—	9
Valuation (losses) gains and other	(24)	(38)	7	(18)	(73)	51	5	(4)	(21)
Share of earnings from associates	—	—	—	—	—	48	—	—	48
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(7)	(7)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(49)	—	(49)

Net income (loss) attributable to partnership(2)	$127	$75	$5	$(90)	$117	$—	$—	$—	$117

Q3 2015 INTERIM REPORT    21

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by operating segment for the periods under review:

	Total attributable to Brookfield Infrastructure
AS AT SEPTEMBER 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,338	$4,247	$1,803	$820	$(179)	$11,029	$(3,038)	$3,775	$4,226	$15,992

	Total attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,805	$4,970	$1,816	$—	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

12. SUBSIDIARY PUBLIC ISSUERS

In December 2014, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”) and Brookfield Infrastructure Preferred Equity Inc. (collectively with the Debt Issuers, the “Issuers”), filed a base shelf prospectus qualifying the distribution of debt securities and Class A preference shares in Canada. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$1 billion (or the equivalent in other currencies).

On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all in rate of 2.7%.

On March 11, 2015 Brookfield Infrastructure issued C$450 million of medium-term notes maturing March 11, 2022 with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.

These notes are unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly-owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, Brookfield Infrastructure LLC and BIP Bermuda Holdings I Limited.

22    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015	Brookfield Infrastructure(2)	The Issuers	Subsidiaries of the partnership other than the Issuers(3)	Consolidating adjustments(4)	Brookfield Infrastructure consolidated
Revenues	$—	$—	$468	$—	$468
Net income (loss) attributable to partnership(1)	75	—	(358)	406	123

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014
Revenues	$—	$—	$491	$—	$491
Net income (loss) from continuing operations attributable to partnership	46	—	(65)	94	75
Net income (loss) attributable to partnership(1)	44	—	(68)	96	72

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
Revenues	$—	$—	$1,400	$—	$1,400
Net income (loss) attributable to partnership(1)	160	—	419	(306)	273

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014
Revenues	$—	$—	$1,459	$—	$1,459
Net income (loss) from continuing operations attributable to partnership	66	—	183	(125)	124
Net income (loss) attributable to partnership(1)	60	—	176	(119)	117

AS AT SEPTEMBER 30, 2015
Current assets	$—	$5	$1,769	$(5)	$1,769
Non-current assets	3,504	304	14,223	(3,808)	14,223
Current liabilities	—	7	1,052	(7)	1,052
Non-current liabilities	—	641	10,496	(2,502)	8,635
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	1,401	—	1,401
Non-controlling interests – in operating subsidiaries	—	—	1,238	—	1,238

AS AT DECEMBER 31, 2014
Current assets	$—	$3	$1,560	$(3)	$1,560
Non-current assets	3,493	351	14,935	(3,844)	14,935
Current liabilities	—	5	821	(5)	821
Non-current liabilities	—	350	11,461	(2,459)	9,352
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	1,321	—	1,321
Non-controlling interests – in operating subsidiaries	—	—	1,444	—	1,444

1.	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2.	Includes investments in all subsidiaries of the partnership under the equity method.
3.	Includes investments in all subsidiaries of the partnership other than the Issuers on a consolidated basis.
4.	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

Q3 2015 INTERIM REPORT    23

13. PARTNERSHIP CAPITAL

The partnership’s capital structure is comprised of three classes of partnership units: limited partnership units, general partnership units and preferred partnership units and the Holding LP’s capital structure is composed of four classes of partnership units: special limited partner units, managing general partner units, Redeemable Partnership Units held by Brookfield and preferred partnership units.

a) General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Authorized to issue
Opening balance	1.1	1.1	$150.3	150.2	$151.4	151.3
Issued for cash	—	—	13.4	0.1	13.4	0.1
Purchased and cancelled	—	—	(1.5)	—	(1.5)	—

Ending balance	1.1	1.1	$162.2	150.3	$163.3	151.4

The weighted average number of special limited partnership units outstanding for the three and nine months ended September 30, 2015 was 1.1 million and 1.1 million, respectively (2014: 1.1 million and 1.1 million, respectively). The weighted average number of limited partnership units outstanding for the three and nine months ended September 30, 2015 was 163.0 million and 158.3 million, respectively (2014: 150.3 million and 150.3 million, respectively).

	General partner		Limited partners		Total
US$ MILLIONS	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	$19	$19	$3,201	$3,199	$3,220	$3,218
Unit issuance	—	—	579	2	579	2
Purchased and cancelled	—	—	(61)	—	(61)	—

Ending balance	$19	$19	$3,719	$3,201	$3,738	$3,220

The partnership has a distribution reinvestment plan (the “Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three and nine month periods ended September 30, 2015, the partnership issued less than 1 million units for proceeds of $3 million (2014: less than 1 million units for proceeds of less than $1 million and less than 1 million units for proceeds of $2 million, respectively) under the Plan.

In April 2015, Brookfield Infrastructure issued 13.4 million limited partnership units at $45 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a decrease from 72% to 71% in the partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $39 million that was recognized directly in equity.

During the third quarter 2015, Brookfield Infrastructure repurchased and cancelled 2 million limited partnership units for $61 million and incurred less than $1 million in commission costs. As Brookfield’s Redeemable Partnership Units were not repurchased concurrently, this resulted in a decrease of 71% to 70% in the partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the carrying value of the Redeemable Partnership Units resulted in a gain of $10 million that was recognized directly in equity.

24    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the interim Condensed and Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income at the date of the unit offering that were attributable to the limited partners were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield.

b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	58.7	58.7
Issued for cash	8.1	—

Ending balance	66.8	58.7

The weighted average number of Redeemable Partnership Units held by Brookfield outstanding for the three and nine months ended September 30, 2015 was 66.8 million and 63.8, respectively (2014: 58.7 million and 58.7 million, respectively).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	$1,178	$1,178
Unit issuance	350	—

Ending balance	$1,528	$1,178

c) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Authorized to issue
Opening balance	—	—
Issued for cash	5.0	—

Ending balance	5.0	—

	Preferred Unitholders
US$ MILLIONS	As of and for the nine months ended September 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	$—	$—
Unit issuance	96	—

Ending balance	$96	$—

In March 2015, Brookfield Infrastructure issued 5 million of cumulative rate reset Class A preferred limited partnership units, Series 1, at C$25.00 with a fixed annual distribution of 4.5%, redeemable by Brookfield Infrastructure for a term of 5 years. In total, C$125 million or $100 million of gross proceeds were raised and $4 million in equity issuance costs were incurred. Fixed, cumulative, preferential cash distributions, as and when declared by the general partner of the partnership, are payable

Q3 2015 INTERIM REPORT    25

quarterly on the last day of March, June, September, and December, at an annual rate of 4.5% or $1.125 per unit. For every five-year period after the issuance, the distribution rate will reset to the 5-Year Government of Canada bond rate plus 356 basis points. On September 30, 2020 and on September 30 every five years thereafter, holders of Series 1 Preferred Units will have the right to elect to convert any or all of their Series 1 Preferred Units into an equal number of Cumulative Floating Rate Class A Preferred Limited Partnership Units, Series 2. Series 2 Preferred Units pay a floating quarterly distribution equal to the 90-day Canadian Treasury Bill Rate plus 356 basis points on an actual day count basis.

On August 5, 2015 the Toronto Stock Exchange (“TSX”) accepted a notice filed by Brookfield Infrastructure to commence a normal course issuer bid for its preferred limited partnership units. Under the normal course issuer bid, Brookfield Infrastructure is authorized to repurchase up to 0.5 million preferred limited partnership units, representing 10% of the issued and outstanding preferred limited partnership units. Repurchases were authorized to commence on August 7, 2015 and will terminate on August 6, 2016, or earlier should Brookfield Infrastructure complete its repurchases prior to such date. All purchases will be made through the facilities of the TSX and all preferred limited partnership units acquired under the normal course issuer bid will be cancelled.

14. DISTRIBUTIONS

For the three and nine months ended September 30, 2015, distributions to partnership unitholders were $122 million and $356 million, respectively, or $0.53 per partnership unit (2014: $101 million and $303 million, respectively).

Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the special limited partner of the Holding LP, in the amount of $17 million and $49 million for the three and nine months ended September 30, 2015 ($11 million and $33 million for the three and nine months ended September 30, 2014).

For the three and nine months ended September 30, 2015 the partnership declared distributions of C$1.4 million or C$0.28 per preferred unit and C$3.1 million or C$0.62 per preferred unit, respectively.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

a) Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$812	$(428)	$36	$(96)	$14	$(25)	$342	$655
Other comprehensive (loss) income	—	(478)	57	(27)	(19)	—	10	(457)
Other items (note 13)	(21)	11	(1)	1	—	(1)	(4)	(15)

Balance as at September 30, 2015	$791	$(895)	$92	$(122)	$(5)	$(26)	$348	$183

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$652	$(94)	$(65)	$(63)	$10	$(6)	$254	$688
Other comprehensive (loss) income	—	(170)	31	(15)	12	(1)	(59)	(202)

Balance as at September 30, 2014	$652	$(264)	$(34)	$(78)	$22	$(7)	$195	$486

b) Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$6	$(2)	$1	$(1)	$—	$—	$1	$5
Other comprehensive loss	—	(3)	—	—	—	—	—	(3)

Balance as at September 30, 2015	$6	$(5)	$1	$(1)	$—	$—	$1	$2

26    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$5	$—	$—	$(1)	$—	$—	$2	$6
Other comprehensive loss	—	(2)	—	—	—	—	—	(2)

Balance as at September 30, 2014	$5	$(2)	$—	$(1)	$—	$—	$2	$4

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$335	$(160)	$12	$(41)	$6	$(8)	$139	$283
Other comprehensive (loss) income	—	(189)	22	(11)	(8)	—	3	(183)
Other items (note 12)	9	(11)	1	(1)	—	1	4	3

Balance as at September 30, 2015	$344	$(360)	$35	$(53)	$(2)	$(7)	$146	$103

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$272	$(30)	$(27)	$(28)	$4	$(2)	$106	$295
Other comprehensive (loss) income	—	(65)	13	(7)	5	—	(25)	(79)

Balance as at September 30, 2014	$272	$(95)	$(14)	$(35)	$9	$(2)	$81	$216

16. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the consolidated interim and condensed financial statements.

The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine months ended September 30, 2015 (2014: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $28 million and $93 million for the three and nine months ended September 30, 2015 ($26 million and $78 million for the three and nine months ended September 30, 2014).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into limited partnership units of the partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Q3 2015 INTERIM REPORT    27

During the three and nine months ended September 30, 2015, $2 million and $6 million was reimbursed at cost to the Service Provider ($2 million and $6 million for the three and nine months ended September 30, 2014). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At September 30, 2015, Brookfield Infrastructure’s deposit balance with Brookfield was $337 million (December 31, 2014: less than $1 million) and earned interest of less than $1 million and $1 million for the three and nine months ended September 30, 2015 (2014: less than $1 million and less than $1 million for the three and nine months ended September 30, 2014).

Brookfield Infrastructure’s North American district energy operation has various right of way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the nine months ended September 30, 2015, revenues of $1 million were generated and expenses of less than $1 million were incurred (September 30, 2014 revenues of $1 million were generated and expenses of less than $1 million were incurred).

17. SUBSEQUENT EVENTS

a) Ferroports senior secured note investment

On October 7, 2015, Brookfield Infrastructure invested $200 million in 7-year senior secured notes with a coupon of 8.5% of PrumoPar, a Brazilian logistics company and 50% joint venturer in Ferroports, a Brazilian iron ore export terminal. The loan is secured by PrumoPar’s stake in Ferroports and was issued at a 2% discount to face value. PrumoPar will utilize the funds to further invest in the terminal.

b) Issuance of Medium Term Notes

On October 30, 2015, wholly-owned subsidiaries of Brookfield Infrastructure issued two tranches of medium-term notes; C$125 million of 3-year notes maturing October 30, 2018 with a coupon of 3.0% and C$375 million of 5-year notes maturing October 30, 2020 with a coupon of 3.5%. The 3-year and 5-year medium term notes were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.32% and 3.95%, respectively.

28    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated November 12, 2015 and has been approved by the Board of Directors of the general partner of the partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure. com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (“FFO”) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track key value drivers for each of our operating platforms. See “Segmented Disclosures” on page 33 for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors of our general partner approved a 10% increase in our quarterly distribution to 53 cents per unit, which started with the distribution paid in March 2015. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 53 cents per unit, a compound annual growth rate of 13%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

Basis of Presentation

Our condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2014. Our condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

Q3 2015 INTERIM REPORT    29

The partnership’s equity interests include limited partnership units (“LP Units”) held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield in the Holding LP. The LP Units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 50 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last seven years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Terminal	• Australia
	• Electricity Transmission	• North & South America
	• Regulated Distribution	• Europe & South America

Transport
Provide transportation for freight, bulk	• Rail	• Australia & South America
commodities and passengers, for which we are paid an access fee	• Toll Roads	• South America
	• Ports	• Europe & North America

Energy
Systems that provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage	• North America & Europe
	• District Energy	• North America & Australia

Communications Infrastructure
Provides essential services and critical infrastructure to the media broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

30    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our financial position and consolidated performance as at September 30, 2015 and December 31, 2014 and for the three and nine month periods ended September 30, 2015 and 2014. Further details on the key drivers of our operations and financial position are contained within the Segmented Disclosures section on page 33.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2015	2014	2015	2014
Summary Statements of Operating Results
Revenues	$468	$491	$1,400	$1,459
Direct operating expenses	(199)	(216)	(599)	(643)
General and administrative expenses	(30)	(28)	(99)	(84)
Depreciation and amortization expense	(97)	(97)	(293)	(282)
Interest expense	(90)	(90)	(273)	(267)
Mark-to-market on hedging items	51	47	109	9
Other income (expense)	73	(13)	82	11
Earnings from investments in associates	18	30	55	48
Net income	183	80	357	166
Income from continuing operations	183	82	357	173
Loss from discontinued operations, net of income tax	—	(2)	—	(7)
Net income attributable to the partnership(1)	123	72	273	117
Net income per limited partnership unit	$0.46	$0.29	$1.01	$0.39

1.	Includes net income attributable to non-controlling interests - Redeemable Partnership Units held by Brookfield, general partner and limited partners.

For the three months ended September 30, 2015, we reported net income of $183 million, of which $123 million is attributable to the partnership, compared to net income of $80 million and net income attributable to the partnership of $72 million in the prior year.

Revenues totaled $468 million in the third quarter of 2015, representing a year-over-year decrease of $23 million or 5%. Revenue from acquisitions completed over the past 12 months at our U.S. district energy and gas storage businesses contributed $21 million. We benefitted from organic growth initiatives in our utilities and energy segments which contributed incremental revenue of $10 million and $8 million, respectively. Our transport operations also contributed an additional $11 million primarily due to higher rates at our Australian rail operation and Chilean toll roads and higher volumes at our UK port operations. These increases were more than offset by the $73 million impact of foreign exchange.

Direct operating expenses totaled $199 million for the third quarter of 2015, which represented a decrease of $17 million, or 8%, compared to the same period in 2014. This was driven by incremental costs of $13 million attributable to the district energy and gas storage businesses acquired over the past 12 months and an additional $11 million of costs as a result of the aforementioned organic growth initiatives in our utilities and energy segments and higher volumes at our transport operations. These items were more than offset by the $41 million impact of foreign exchange.

General and administrative expenses totaled $30 million for the three months ended September 30, 2015, an increase of $2 million from the comparative period. This line item is primarily comprised of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% of the partnership’s market value plus our preferred units and recourse debt, net of cash. It also includes certain public company expenditures relating to the ongoing operations of the partnership. The Base Management Fee increased from prior year due to a larger market capitalization driven by a higher unit trading price, the issuance of medium term notes and preferred units in March 2015 and partnership units in April 2015.

Depreciation and amortization expense totaled $97 million in the third quarter of 2015. Incremental depreciation of $10 million attributable to the district energy and gas storage businesses acquired over the past 12 months and an additional $6 million of depreciation as a result of our annual revaluation process and capital deployed over the past year were offset by the $16 million impact of foreign exchange.

Mark-to-market on hedging items was a gain of $51 million for the three months ended September 30, 2015 versus a gain of $47 million in the prior year. Both current and comparative periods consist primarily of derivative gains related to our foreign currency risk management program at the corporate level.

Q3 2015 INTERIM REPORT    31

Other income totaled $73 million for the three months ended September 30, 2015 versus a loss of $13 million in the prior year. The current period consists of a $63 million gain associated with the disposition of our New England electricity transmission business and a $14 million remeasurement gain on our additional investment in a tunnel connected to our Chilean toll road. The comparative period primarily consists of losses associated with inflation indexation of our Chilean peso denominated non-recourse borrowings.

Earnings from investments in associates were $18 million for the three months ended September 30, 2015, representing a decrease of $12 million from the $30 million earned in the third quarter of 2014. Earnings from the acquisition of our European telecommunications infrastructure operations and Brazilian rail operations contributed $5 million and were offset by a $10 million tax recovery recorded in the prior period associated with a change in Chilean tax law and $3 million decline due to the impact of foreign exchange.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	September 30, 2015	December 31, 2014
Cash and cash equivalents	$577	$189
Other current assets	1,192	1,371
Total assets	15,992	16,495
Current liabilities	756	780
Corporate borrowings	634	588
Non-recourse borrowings	5,995	6,221
Other long-term liabilities	2,302	2,584
Preferred unitholders	96	—
Limited partners’ capital	3,550	3,533
Non-controlling interest – Redeemable Partnership Units help by Brookfield	1,401	1,321
Non-controlling interest – in operating subsidiaries	1,238	1,444
General partner’s capital	20	24

As of September 30, 2015, we had $15,992 million in assets, compared to $16,495 million at the end of 2014, representing a $503 million decrease. Funds raised from the second quarter $950 million equity offering, net of $246 million utilized to repay our corporate credit facility balance, which was drawn to fund new investments in the prior year an increase in financial assets of $308 million primarily due to mark-to-market gains on hedging items and our follow on investment in a tunnel connected to our Chilean toll road led to the consolidation of an additional $128 million of intangibles, were more than offset by foreign exchange translation losses of $1,388 million from the strengthening of the U.S. dollar versus all of the foreign currencies in which we operate and $255 million decline associated with the sale of our New England electricity transmission business in the period.

Corporate borrowings increased to $634 million at September 30, 2015, compared to $588 million at December 31, 2014. The increase of $46 million is attributable to $360 million of proceeds from the issuance of medium terms notes in March 2015 partially offset by the repayment of $246 million drawn on our corporate credit facility at year end utilizing proceeds from our recent equity offering and a $68 million decline in our Canadian dollar denominated corporate debt, as the Canadian dollar depreciated against the U.S. dollar during the nine months ended September 30, 2015.

Non-recourse borrowings decreased by $226 million to $5,995 million at September 30, 2015 from $6,221 million at December 31, 2014, primarily due to the depreciation of our Australian dollar, Chilean peso and Canadian dollar denominated debt balances as these currencies depreciated against the U.S. dollar during the first nine months of 2015.

Partnership capital increased by $93 million to $4,971 million at September 30, 2015 from $4,878 million at December 31, 2014. The $950 million of partnership units issued in April 2015, net of $24 million of associated fees and net income attributable to the partnership of $273 million for the first nine months of 2015 were offset by the $405 million of distributions paid to our unitholders, $61 million of unit repurchases and $640 million primarily associated with foreign currency translation losses during the nine months ended September 30, 2015.

32    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2015			2014				2013
Three months ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$468	$466	$466	$465	$491	$488	$480	$470
Direct operating costs	(199)	(197)	(203)	(203)	(216)	(215)	(212)	(212)
Earnings from investment in associates	18	20	17	10	30	5	13	—
Expenses
Interest	(90)	(93)	(90)	(95)	(90)	(90)	(87)	(98)
Corporate costs	(30)	(35)	(34)	(31)	(28)	(29)	(27)	(28)
Valuation items
Fair value changes and other	124	(31)	98	17	34	5	(19)	55
Depreciation and amortization	(97)	(101)	(95)	(98)	(97)	(94)	(91)	(79)
Income tax (expense) recovery	(11)	(3)	(11)	(1)	(42)	(24)	(12)	(12)

Net income from continuing operations	183	26	148	64	82	46	45	96
Loss from discontinued operations, net of tax	—	—	—	(1)	(2)	(4)	(1)	(272)

Net income (loss)	183	26	148	63	80	42	44	(176)

Net income (loss) attributable to others	108	25	64	(4)	36	41	29	(32)
Net income (loss) attributable to limited partners	75	1	84	67	44	1	15	(144)

Per limited partnership unit	$0.46	$0.01	$0.56	$0.28	$0.29	$0.01	$0.10	$(0.96)

A significant driver of our results continues to be organic growth driven by inflation, volume growth and reinvested capital, in addition to new investments, which add to the ongoing earnings profile of our current businesses. After factoring the impact of foreign exchange these items contributed to consistent increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned items, net income is impacted by fair value adjustments and other income and expenses.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

SEGMENTED DISCLOSURES

In this section, we review the results of our principal operating segments: utilities, transport, energy and communications infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 55 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities segment is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities segment, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Nearly all of our utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities segment are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO.

Q3 2015 INTERIM REPORT    33

Our utilities platform is comprised of the following:

Regulated Terminal

•	One of the world’s largest coal export terminals in Australia, with 85 Mtpa of capacity

Electricity Transmission

•	Approximately 10,800 kilometres of transmission lines in North and South America

Regulated Distribution

•	Approximately 2.4 million electricity and natural gas connections

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Rate base, start of period	$4,115	$4,411	$4,118	$4,242
Capital expenditures commissioned	55	42	165	145
Inflation and other indexation	23	29	68	75
Regulatory depreciation	(13)	(15)	(41)	(45)
Foreign exchange and other	(248)	(218)	(378)	(168)

Rate base, end of period	$3,932	$4,249	$3,932	$4,249

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Funds from operations (FFO)	$99	$93	$287	$274
Maintenance capital	(3)	(3)	(7)	(8)

Adjusted funds from operations (AFFO)	$96	$90	$280	$266

Return on rate base(1),(2)	11%	11%	11%	11%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connections revenues at our UK regulated distribution operation.

For the three months ended September 30, 2015, our utilities platform produced FFO of $99 million, compared with $93 million for the same period in the prior year, as results benefitted from higher connections activity at our UK regulated distribution business, inflation indexation and additions to rate base, slightly offset by the impact of foreign exchange.

The following table presents our utilities platform’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Revenue	$180	$191	$520	$554
Cost attributable to revenues	(47)	(59)	(129)	(166)

Adjusted EBITDA	133	132	391	388
Interest expense	(35)	(41)	(107)	(120)
Other income	1	2	3	6

Funds from operations (FFO)	99	93	287	274
Depreciation and amortization	(38)	(39)	(115)	(118)
Deferred taxes and other items	9	1	(22)	(29)

Net income	$70	$55	$150	$127

34    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month period ended Sept 30		For the nine-month period ended Sept 30		For the three-month period ended Sept 30		For the nine-month period ended Sep 30
	2015	2014	2015	2014	2015	2014	2015	2014
Regulated Distribution	$59	$51	$165	$149	$48	$41	$132	$117
Regulated Terminal	38	44	118	128	23	24	69	70
Electricity Transmission	36	37	108	111	28	28	86	87

Total	$133	$132	$391	$388	$99	$93	$287	$274

Our regulated distribution operation generated Adjusted EBITDA and FFO of $59 million and $48 million, respectively, for the current quarter, versus $51 million and $41 million, respectively, in the comparative period. This increase was primarily due to stronger performance at our UK regulated distribution business that benefitted from a larger rate base, inflation indexation and higher connections activity.

Our regulated terminal operation reported Adjusted EBITDA and FFO of $38 million and $23 million, respectively, for the current quarter, versus $44 million and $24 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased with the prior year as inflation indexation and the benefit of additions to rate base were offset by the impact of foreign exchange as the hedged rate declined compared to the prior year.

Our electricity transmission operations reported Adjusted EBITDA and FFO of $36 million and $28 million, respectively, for the current quarter, versus $37 million and $28 million, respectively, in the comparative period. Adjusted EBITDA decreased slightly and FFO remained consistent compared to the prior year as inflation indexation and additions to our rate base were offset by the impact of foreign exchange.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased by $1 million to $38 million for the three months ended September 30, 2015, driven by a $6 million decline attributable to the impact of foreign exchange partially offset by $5 million of additional depreciation as a result of a higher asset base following our annual revaluation of property, plant and equipment and additions to our rate base over the past 12 months. Deferred taxes and other items for the period were a gain of $8 million compared to a gain of $1 million for the same period in 2014. Current period results include the partnership’s share of the gain on sale of the New England electricity transmission business of $14 million where as the prior year included a $7 million impact of deferred tax gains recorded last year at our Chilean electricity transmission system associated with changes in local tax rates.

Transport Operations

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. Our transport segment is expected to benefit from increases in demand for commodities and increases in the global movement of goods. Furthermore, the diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport segment’s Adjusted EBITDA is supported by regulated or long-term contracts.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.

Q3 2015 INTERIM REPORT    35

Our transport platform is comprised of the following:

Rail

•	Sole provider of rail networks in Southwestern Western Australia with approximately 5,100 kilometres of track and operator of approximately 4,800 kilometres of rail in Brazil

Toll Roads

•	Approximately 3,300 kilometres of motorways in Brazil and Chile

Ports

•	30 terminals in North America, UK and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport platform:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Growth capital expenditures	$78	$91	$212	$238
Adjusted EBITDA margin(1)	50%	49%	49%	49%
Funds from operations (FFO)	103	102	303	291
Maintenance capital	(19)	(19)	(54)	(55)

Adjusted funds from operations (AFFO)	$84	$83	$249	$236

1.     Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

In our transport platform, we generated FFO of $103 million in the third quarter of 2015 compared to $102 million in the same period of 2014. The increase in FFO was primarily driven by inflationary rate increases and cost saving initiatives implemented at our Australian rail operation, the benefit of inflationary tariff increases at our South American toll roads, volume growth at our North American container terminal and a full quarter contribution from our South American rail operation acquired midway through the third quarter of 2014. These items were partially offset by the impact of foreign exchange.

The following table presents our transport platform’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Revenue	$286	$328	$871	$923
Cost attributable to revenues	(144)	(169)	(447)	(472)

Adjusted EBITDA	142	159	424	451
Interest expense	(35)	(45)	(110)	(132)
Other expenses	(4)	(12)	(11)	(28)

Funds from operations (FFO)	103	102	303	291
Depreciation and amortization	(55)	(66)	(165)	(186)
Deferred taxes and other items	(13)	(11)	(33)	(30)

Net income	$35	$25	$105	$75

36    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30		For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
	2015	2014	2015	2014	2015	2014	2015	2014
Rail	$75	$71	$223	$203	$60	$53	$175	$149
Toll Roads	47	68	138	188	29	37	85	104
Ports	20	20	63	60	14	12	43	38

Total	$142	$159	$424	$451	$103	$102	$303	$291

For the three months ended September 30, 2015, our rail operations reported Adjusted EBITDA and FFO of $75 million and $60 million, respectively, versus $71 million and $53 million, respectively, in the prior year. Adjusted EBITDA and FFO increased versus prior year due to contribution from our South American rail acquisition completed midway through the third quarter of 2014 and improved margins at our Australian operation, partially offset by the impact of foreign exchange.

For the three months ended September 30, 2015, our toll roads contributed Adjusted EBITDA and FFO of $47 million and $29 million, respectively, compared to Adjusted EBITDA and FFO of $68 million and $37 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus prior year as regulatory tariff increases were more than offset by the impact of foreign exchange. In local currency, toll road Adjusted EBITDA was 7% higher than prior year.

For the three months ended September 30, 2015, our port operations reported Adjusted EBITDA and FFO of $20 million and $14 million, respectively, compared to Adjusted EBITDA and FFO of $20 million and $12 million, respectively, in the comparative period. Adjusted EBITDA was consistent with prior year as benefits from automation project at our North American container terminal were offset by the impact of foreign exchange, while FFO benefitted from lower debt and other expenses.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased to $55 million for the period ended September 30, 2015, down from $66 million for the same period in 2014. The $11 million decrease versus prior year is primarily driven by the depreciation of the foreign currencies in which we operate versus the prior year, which led to a $16 million decline. This was partially offset by $3 million of additional amortization at our Brazilian toll roads mainly driven by growth capex deployed in the business over the past 12 months, $1 million of additional depreciation from our Brazilian rail operation, acquired in August 2014, as well as $1 million of additional depreciation due to our annual revaluation of property, plant and equipment. Deferred taxes and other items for the period were a loss of $13 million compared to a loss of $11 million for the same period in 2014, primarily due to higher inflation indexation on our Chilean peso denominated debt and losses incurred at our Australian rail operation in the current period related to ineffective hedges as a result of refinancing activity.

Energy Operations

Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically generated under contracts with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our AFFO.

Q3 2015 INTERIM REPORT    37

Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage

•	14,800 kilometres of transmission pipelines

•	Over 40,000 gas distribution customers in the UK

•	370 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

•	Heating plants capable of delivering over 2,825,000 pounds per hour of steam heating capacity and 251,000 tons of cooling capacity in North America

•	Heating, cooling and distributed water and sewage services in Australia

Results of Operations

The following table presents our proportionate share of the key metrics of our energy platform:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Growth capital expenditures	$7	$11	$20	$33
Adjusted EBITDA margin(1)	47%	41%	48%	45%
Funds from operations (FFO)	19	10	70	52
Maintenance capital	(15)	(11)	(31)	(24)

Adjusted funds from operations (AFFO)	$4	$(1)	$39	$28

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Our energy platform generated FFO of $19 million in the third quarter of 2015 compared to $10 million in the same period of 2014. The increase was attributable to organic growth initiatives and new investments made over the last 12 months in our district energy business and higher volumes at our North American natural gas transmission business.

The following table presents our energy platform’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Revenue	$81	$68	$259	$231
Cost attributable to revenues	(43)	(40)	(135)	(126)

Adjusted EBITDA	38	28	124	105
Interest expense	(20)	(18)	(56)	(53)
Other income	1	—	2	—

Funds from operations (FFO)	19	10	70	52
Depreciation and amortization	(11)	(21)	(33)	(55)
Deferred taxes and other items	(10)	6	(20)	8

Net income	$(2)	$(5)	$17	$5

38    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30		For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
	2015	2014	2015	2014	2015	2014	2015	2014
Energy Transmission, Distribution & Storage	$24	$23	$89	$94	$7	$6	$40	$44
District Energy	14	5	35	11	12	4	30	8

Total	$38	$28	$124	$105	$19	$10	$70	$52

For the three months ended September 30, 2015, our energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of $24 million and $7 million, respectively, versus $23 million and $6 million respectively, in the comparative period. Adjusted EBITDA and FFO increased versus prior year as results benefitted from higher transportation volumes at our North American natural gas transmission operation.

Our district energy business contributed Adjusted EBITDA and FFO of $14 million and $12 million, respectively, for the third quarter of 2015, versus $5 million and $4 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from the prior year primarily as a result of contribution from new systems that came on-line in the third quarter of 2014 and organic capital investments made to increase the number of in-place connections. Prior period balances have been reclassified to include Australian district energy business which were formerly presented as part of the energy distribution platform.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items. Depreciation and amortization was $11 million for the period ended September 30, 2015, down from $21 million for the same period in 2014. The decline is primarily due to a $10 million decrease in depreciation at our North American natural gas transmission business, which since classification as an asset held for sale on December 31, 2014 has not been depreciated and $2 million impact due to the depreciation of the foreign currencies in which we operate versus the prior year. This decline was partially offset by $2 million of additional depreciation as a result of acquisitions completed over the past 12 months in our district energy and gas storage businesses. Deferred taxes and other expenses for the period ended September 30, 2015 were a loss of $10 million compared to income of $6 million in the same period in 2014. The $16 million variance is primarily due to a recovery of deferred taxes which benefitted results in the prior year at our North American gas transmission business.

Communications Infrastructure Operations

Our communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecom customers will pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers will pay us fees for transmitting television and radio content to the end user.

The key objective for this segment is to deploy capital to capture increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance will be measured by growth in our Adjusted EBITDA.

The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fibre backbone located in France. These operations will generate stable, inflation linked cash flows underpinned by long-term contracts (typically 10-20 years in telecom and over five years in broadcasting) with large, prominent customers in France.

Q3 2015 INTERIM REPORT    39

Results of Operations

The following table presents our proportionate share of the key metrics of our communications infrastructure platform:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Growth capital expenditures	$5	$—	$10	$—
Adjusted EBITDA margin(1)	55%	—	54%	—
Funds from operations (FFO)	20	—	40	—
Maintenance capital	(2)	—	(4)	—

Adjusted funds from operations (AFFO)	$18	$—	$36	$—

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

We acquired our European telecommunications infrastructure operations for $415 million on March 31, 2015.

The following table presents our communications infrastructure platform’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Revenue	$40	$—	$82	$—
Cost attributable to revenues	(18)	—	(38)	—

Adjusted EBITDA	22	—	44	—
Interest expense	(2)	—	(4)	—

Funds from operations (FFO)	20	—	40	—
Depreciation and amortization	(15)	—	(31)	—
Deferred taxes and other items	(3)	—	(2)	—

Net income	$2	$—	$7	$—

For the three months ended September 30, 2015, our communications infrastructure segment generated Adjusted EBITDA and FFO of $22 million and $20 million, respectively, versus $nil and $nil, respectively, in the prior year, as this business was acquired on March 31, 2015.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items.

Corporate and other

The following table presents the components of corporate and other, on a proportionate basis:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
General and administrative costs	$(2)	$(2)	$(6)	(6)
Base Management Fee	(28)	(26)	(93)	(78)

Adjusted EBITDA	(30)	(28)	(99)	(84)
Interest expense	(7)	(4)	(18)	(10)
Other income	6	5	21	21

Funds from operations (FFO)	(31)	(27)	(96)	(73)
Deferred taxes and other items	49	24	90	(17)

Net income (loss)	$18	$(3)	$(6)	$(90)

40    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

General and administrative costs for the period ended September 30, 2015 were in-line with prior year. We anticipate that our corporate and administrative costs, excluding the Base Management Fee, will be in the range of $8 million to $10 million per year.

Pursuant to our Master Services Agreement, we pay Brookfield an annual Base Management Fee equal to 1.25% of our market value, plus recourse debt net of cash. The Base Management Fee increased from prior year due to a larger market capitalization driven by higher unit trading price and higher recourse debt.

Corporate financing costs include interest expense and standby fees on our committed credit facility, less interest earned on cash balances. Financing costs increased year-over-year due to higher recourse debt used to finance new investments.

Other income includes interest and distribution income earned on corporate financial assets, in addition to realized gains on corporate financial assets.

Deferred taxes and other expenses for the three months ended September 30, 2015 were a gain of $49 million compared to a $24 million gain in the same period in 2014, as the current period had incremental derivative gains of $25 million related to our foreign currency hedging program at the corporate level.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by, IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2015	2014	2015	2014
Funds from operation (FFO)	$210	$178	$604	$544
Per unit FFO(1)	0.91	0.85	2.71	2.59
Distributions per unit	0.53	0.48	1.59	1.44
Payout ratio(2)	67%	63%	67%	62%
Adjusted funds from operations (AFFO)(3)	171	145	508	457
AFFO yield	12%	12%	13%	13%

1.	Average units outstanding during the three and nine month periods of 230.9 million and 223.2 million, respectively (2014: 210.1 million for both periods).
2.	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions and preferred units) divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.

For the quarter ended September 30, 2015, FFO totaling $210 million ($0.91 per unit) increased from the prior year reflecting deployment of capital in organic growth initiatives and the contribution from new investments, partially offset by a strengthening U.S. dollar. The payout ratio at period end was 67%, which is within our 60-70% long-term range, and we generated AFFO yield of 12% during the quarter, consistent with the prior year.

Q3 2015 INTERIM REPORT    41

The following tables present selected statements of operating results and financial position information by operating platform on a proportionate basis:

US$ MILLIONS	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
Statements of Operating Results	2015	2014	2015	2014
Net income (loss) by segment
Utilities	$70	$55	$150	$127
Transport	35	25	105	75
Energy	(2)	(5)	17	5
Communications Infrastructure	2	—	7	—
Corporate and other	18	(3)	(6)	(90)

Net income	$123	$72	$273	$117

Adjusted EBITDA by segment
Utilities	$133	$132	$391	$388
Transport	142	159	424	451
Energy	38	28	124	105
Communications Infrastructure	22	—	44	—
Corporate and other	(30)	(28)	(99)	(84)

Adjusted EBITDA	$305	$291	$884	$860

FFO by segment
Utilities	$99	$93	$287	$274
Transport	103	102	303	291
Energy	19	10	70	52
Communications Infrastructure	20	—	40	—
Corporate and other	(31)	(27)	(96)	(73)

FFO	$210	$178	$604	$544

US$ MILLIONS	As of
Statements of Financial Position	September 30, 2015	December 31, 2014
Total assets by segment
Utilities	$4,338	$4,805
Transport	4,247	4,970
Energy	1,803	1,816
Communications Infrastructure	820	—
Corporate and other	(179)	(56)

Total assets	$11,029	$11,535

Net debt by segment
Utilities	$2,640	$2,843
Transport	2,039	2,513
Energy	1,018	1,030
Communications Infrastructure	402	—
Corporate and other	(41)	271

Net Debt	$6,058	$6,657

Partnership capital by segment
Utilities	$1,698	$1,962
Transport	2,208	2,457
Energy	785	786
Communications Infrastructure	418	—
Corporate and other	(138)	(327)

Partnership capital	$4,971	$4,878

42    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Acquisition of Asciano Limited

On August 17, 2015, Brookfield Infrastructure entered into an agreement to acquire, together with its institutional partners (the “Brookfield Consortium”), the entire issued capital of Asciano Limited (ASX: AIO) (“Asciano”), a high quality rail and port logistics company in Australia, which will complement the Partnership’s existing transport segment. The transaction has received the unanimous support of the Asciano Board of Directors and will be implemented by a scheme of arrangement (“Scheme”) under Australian law which will see Asciano shareholders receive an implied value of approximately A$6.9439 in cash and 0.0387 partnership CHESS Depository Interests (“CDIs”)1, combined for A$9.15 per Asciano share.2

The closing of the acquisition remains subject to Asciano shareholder approval, court approval, certain regulatory approvals, including from the Australian Competition and Consumer Commission (ACCC), the Foreign Investment Review Board (FIRB) and the Overseas Investment Office (OIO) and other conditions precedent as set out in the Scheme Implementation Deed. Subject to the receipt of all necessary approvals, the transaction is anticipated to close in the first quarter of 2016.

The total implied enterprise value of Asciano is approximately A$12 billion. The acquisition will be funded by assuming net debt of approximately A$3.1 billion, an acquisition facility of A$1.9 billion with the balance of A$6.9 billion funded by equity from the Brookfield Consortium. Brookfield Infrastructure is investing a total of approximately $2.8 billion, and expects to hold an ownership position of approximately 55% of Asciano upon completion of the acquisition. Its portion of the investment will be funded through a combination of 37.9 million CDIs issued for the benefit of Asciano shareholders under the Scheme, cash raised under a $250 million private placement of redeemable partnership units to Brookfield, cash on hand and draws on Brookfield Infrastructure’s syndicated acquisition credit facility.

Brookfield Infrastructure expects this investment to be accretive to overall results and Brookfield Infrastructure’s current expectation is a 7%3 increase in AFFO per Brookfield Infrastructure Limited Partnership Unit, adjusted for normalized sustaining capital expenditure levels. Upon completion of the transaction, Brookfield Infrastructure also expects to maintain the strong credit metrics of the group, preserving its balance sheet strength.

On November 5, 2015 the Brookfield Consortium acquired 188 million shares in Asciano representing a 14.9% interest. Concurrently, the Brookfield Consortium entered into arrangements acquiring an indirect economic interest of an additional 4.3%. Total consideration paid for the interest in Asciano is $1.2 billion.

1.

Each partnership CDI will represent a beneficial interest in one limited partnership unit of the partnership and will have rights that are economically equivalent to the rights attaching to limited partnership interests. Partnership CDIs are expected to be quoted and traded on the Australian Securities Exchange (“ASX”) in Australian dollars.

2.

Based on Brookfield Infrastructure Partners unit price of $42.05 as at NYSE close on August 14, 2015 and the AUD/USD exchange rate of 0.7374 as quoted by Bloomberg pricing services at 6 a.m. on August 15, 2015.

3.

Accretion in USD based on Brookfield Infrastructure’s annualised second quarter 2015 results and 55% of Asciano’s financial year ended June 30, 2015 pro forma estimate, using an exchange rate of AUD/USD 0.7400.

Q3 2015 INTERIM REPORT    43

CAPITAL RESOURCES AND LIQUIDITY

We maintain sufficient liquidity at all times to participate in attractive opportunities as they arise, withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We may, from time to time, invest in financial assets comprised mainly of liquid equity and debt infrastructure securities in order to earn attractive short term returns and for strategic purposes. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at September 30, 2015 and December 31, 2014 were insignificant and would not adversely impact our ability to meet cash obligations.

Our total liquidity was approximately $2.9 billion at September 30, 2015 and was comprised of the following:

	As of
US$ MILLIONS	September 30, 2015	December 31, 2014
Corporate cash and cash equivalents	$675	$317
Committed corporate credit facility	1,425	1,400
Draws on corporate credit facility	—	(246)
Commitments under corporate credit facility	(103)	(110)
Proportionate cash retained in businesses	312	380
Proportionate availability under subsidiary credit facilities	585	384

Total liquidity	$2,894	$2,125

44    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of September 30, 2015, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average term (years)	2015	2016	2017	2018	2019	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$—	$—	$297	$—	$—	$337	$634

Total recourse borrowings	4	—	—	297	—	—	337	634

Non-recourse borrowing(1)
Utilities
Regulated Distribution	12	—	—	—	—	—	993	993
Regulated Terminal	6	—	174	—	—	36	728	938
Electricity Transmission	12	1	73	5	5	5	671	760

	10	1	247	5	5	41	2,392	2,691
Transport
Rail	8	2	5	5	5	5	883	905
Toll Roads	10	25	151	104	66	65	544	955
Ports	6	2	9	55	180	11	103	360

	9	29	165	164	251	81	1,530	2,220
Energy
Energy Transmission, Distribution & Storage	6	8	15	482	—	145	230	880
District Energy	13	4	—	28	—	—	153	185

	7	12	15	510	—	145	383	1,065
Communications Infrastructure
European Telecommunications Infrastructure Operations	5	—	—	—	105	189	141	435

	5	—	—	—	105	189	141	435
Total non-recourse borrowings(1)	9	42	427	679	361	456	4,446	6,411

Total borrowings(2)	9	42	427	976	361	456	4,783	7,045

Cash retained in businesses
Utilities								$51
Transport								181
Energy								47
Communications Infrastructure								33
Corporate								675

Total cash retained								$987

Net debt
Utilities								2,640
Transport								2,039
Energy								1,018
Communications Infrastructure								402
Corporate								(41)

Total								6,058

Total net debt		1%	6%	14%	5%	6%	68%	100%

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

As of September 30, 2015, approximately 22% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 16% of our total borrowings.

Q3 2015 INTERIM REPORT    45

Our debt has an average term of 9 years. On a proportionate basis, our net debt-to-capitalization ratio as of September 30, 2015 was 55%. The weighted average cash interest rate is 5.8% for the overall business (September 30, 2014: 5.9%), in which our utilities, transport, energy and corporate segments were 5.4%, 6.5%, 6.8% and 3.3%, respectively (September 30, 2014: 5.3%, 6.7%, 6.8% and 3.5% respectively). The weighted average cash interest rate of our European communications infrastructure operations, acquired in the first quarter of 2015 was 2.2%.

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	September 30, 2015	December 31, 2014
Consolidated debt	$6,629	$6,809
Add: proportionate share of borrowings of investments in associates:
Utilities	644	684
Transport	740	1,140
Communications Infrastructure	435	—
Add: proportionate share of debt directly associated with assets held for sale	779	809
Less: borrowings attributable to non-controlling interest	(1,667)	(1,834)
Premium on debt and cross currency swaps	(515)	(254)

Proportionate debt	$7,045	$7,354

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2015:

	Payments due by period
US$ MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$530	$452	$27	$3	$48
Interest-bearing liabilities(1)	9,191	628	406	1,707	6,450
Finance lease liabilities	2	1	1	—	—
Other long-term liabilities	576	75	35	296	170

	$10,299	$1,156	$469	$2,006	$6,668

1.

Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $259 million, $280 million, $751 million and $1,156 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a Base Management Fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of the partnership. Based on the market value of the partnership as of September 30, 2015, this fee is estimated to be approximately $112 million per year based on our current capitalization and unit price.

FINANCIAL INSTRUMENTS—FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

46    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents our hedged position in foreign currencies as of September 30, 2015:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	EUR	CAD	CLP	COP
Net Equity Investment—US$	$898	$1,335	$999	$849	$586	$128	$127	$49
FX contracts—US$	2,096	(669)	(795)	—	(517)	(115)	—	—

Net unhedged—US$	$2,994	$666	$204	$849	$69	$13	$127	$49

% of equity investment hedged	N/A	50%	80%	—%	88%	90%	—%	—%

At September 30, 2015, we had hedges in place equal to approximately 51% of our net equity investment in foreign currencies. For the three month period ended September 30, 2015, we recorded gains in comprehensive income of $92 million related to these contracts.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from the sale of non-core assets, as well as equity and debt financings.

The following table highlights the sources and uses of cash for the year:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Funds from operations (FFO)	$210	$178	$604	$544
Less: maintenance capital	(39)	(33)	(96)	(87)

Funds available for distribution (AFFO)	171	145	508	457
Distributions paid	(140)	(112)	(406)	(336)

Funds available for reinvestment	31	33	102	121

Growth capital expenditures	(162)	(156)	(433)	(454)
Asset level debt funding of growth capital expenditures	82	80	246	291
New investments, net of disposals	11	(354)	(475)	(393)
Project level draws/(repayments)	42	21	(200)	(30)
Draws/(repayments) on corporate credit facility	—	262	(246)	262
Proceeds from debt issuance	(58)	—	892	—
Proceeds from preferred unit issuance	—	—	360	—
Proceeds from equity issuance	—	—	96	—
Changes in working capital and other	(42)	29	(52)	25

Change in proportionate cash retained in business	(96)	(85)	290	(178)
Opening, proportionate cash retained in business	1,083	760	697	853

Closing, proportionate cash retained in business	$987	$675	$987	$675

Q3 2015 INTERIM REPORT    47

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Growth capital expenditures by segment
Utilities	$72	$54	$191	$183
Transport	78	91	212	238
Energy	7	11	20	33
Communications infrastructure	5	—	10	—

	$162	$156	$433	$454

Growth capital expenditures are higher than the prior year as the impact of our South American rail acquisition midway through the third quarter of 2014, higher connections activity at our UK regulated distribution business and the acquisition of our European telecommunications infrastructure business were partially offset by the impact of the depreciation of the Brazilian reais on capital spend at our Brazilian toll road and rail operations.

			Actual Capex
	Quarterly Estimated Sustaining Capex		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Low	High	2015	2014	2015	2014
Maintenance capital expenditures by segment
Utilities	$4	$5	$3	$3	$7	$8
Transport	22	25	19	19	54	55
Energy	6	9	15	11	31	24
Communications Infrastructure	1	3	2	—	4	—

	$33	$42	$39	$33	$96	$87

We estimate annual maintenance capital expenditures of $15-20 million, $90-100 million and $25-35 million, and $5-10 million for our utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between $135-165 million. For the quarter, our maintenance capital expenditures were at the high end of our quarterly estimated range, due to the timing of maintenance projects, primarily at our North American natural gas transmission business.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding in the Holding LP was comprised of the following:

	As of
	September 30, 2015	December 31, 2014
Redeemable Partnership Units, held by Brookfield	66,841,266	58,739,416
General Partnership Units	1,066,928	1,066,928
Limited Partnership Units	162,258,430	150,318,306

Total	230,166,624	210,124,650

In April 2015, Brookfield Infrastructure issued 13.4 million limited partnership units at $45 per unit under our shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

An affiliate of Brookfield in its capacity as the special limited partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold to $0.33 per unit.

48    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the special limited partner to 25% of incremental distributions above this threshold. During the three and nine months ended September 30, 2015, an incentive distribution of $17 million and $49 million, respectively, was paid to the general partner (for the three and nine months ended September 30, 2014: $11 million and $33 million, respectively.)

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the consolidated interim and condensed financial statements.

The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine months ended September 30, 2015 (2014: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $28 million and $93 million for the three and nine months ended September 30, 2015 ($26 million and $78 million for the three and nine months ended September 30, 2014).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into limited partnership units of the partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

During the three and nine months ended September 30, 2015, $2 million and $6 million was reimbursed at cost to the Service Provider ($2 million and $6 million for the three and nine months ended September 30, 2014). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At September 30, 2015, Brookfield Infrastructure’s deposit balance with Brookfield was $337 million (December 31, 2014: less than $1 million) and earned interest of less than $1 million and $1 million for the three and nine months ended September 30, 2015 (2014: less than $1 million and less than $1 million for the three and nine months ended September 30, 2014).

Brookfield Infrastructure’s North American district energy operation has various right of way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the nine months ended September 30, 2015 revenues of $1 million were generated and expenses of less than $1 million were incurred (September 30, 2014: revenues of $1 million were generated and expenses of less than $1 million were incurred).

Q3 2015 INTERIM REPORT    49

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries, provides letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2015, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $103 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

FFO has limitations as an analytical tool:

•	FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for the partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

50    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2015	2014	2015	2014
Net income attributable to partnership(1)	$123	$72	$273	$117
Add back or deduct the following:
Depreciation and amortization	119	126	344	359
Deferred income taxes	(11)	4	(3)	5
Mark-to-market on hedging items	(42)	(45)	(82)	(10)
Valuation losses and other	21	21	72	73

FFO	210	178	604	544
Maintenance capital expenditures	(39)	(33)	(96)	(87)

AFFO	$171	$145	$508	$457

1.	Includes net income attributable to non-controlling interests — Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization, mark-to-market on hedging items and valuation losses during the period.

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expense).

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

Q3 2015 INTERIM REPORT    51

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 55 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$180	$286	$81	$40	$—	$587	$(234)	$149	$(34)	$468
Costs attributed to revenues	(47)	(144)	(43)	(18)	—	(252)	126	(85)	12	(199)
General & administrative expenses	—	—	—	—	(30)	(30)	—	—	—	(30)

Adjusted EBITDA	133	142	38	22	(30)	305	(108)	64	(22)
Other income (expense)	1	(4)	1	—	6	4	3	(5)	—	2
Interest expense	(35)	(35)	(20)	(2)	(7)	(99)	21	(27)	15	(90)

FFO	99	103	19	20	(31)	210	(84)	32	(7)
Depreciation and amortization	(38)	(55)	(11)	(15)	—	(119)	52	(30)	—	(97)
Deferred taxes	(5)	4	3	4	5	11	(10)	(1)	(3)	(3)
Mark-to-market on hedging items	6	(2)	(2)	—	40	42	—	9	—	51
Valuation (losses) gains and other	8	(15)	(11)	(7)	4	(21)	24	49	10	62
Share of earnings from associates	—	—	—	—	—	—	18	—	—	18
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(59)	—	(59)

Net income (loss) attributable to partnership(2)	$70	$35	$(2)	$2	$18	$123	$—	$—	$—	$123

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.

Net income (loss) attributable to the partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

52    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$191	$328	$68	$—	$587	$(220)	$154	$(30)	$491
Costs attributed to revenues	(59)	(169)	(40)	—	(268)	117	(77)	12	(216)
General & administrative costs	—	—	—	(28)	(28)	—	—	—	(28)

Adjusted EBITDA	132	159	28	(28)	291	(103)	77	(18)
Other income (expense)	2	(12)	—	5	(5)	10	(5)	—	—
Interest expense	(41)	(45)	(18)	(4)	(108)	27	(24)	15	(90)

FFO	93	102	10	(27)	178	(66)	48	(3)
Depreciation and amortization	(39)	(66)	(21)	—	(126)	44	(28)	13	(97)
Deferred taxes	3	(7)	3	(3)	(4)	(17)	(10)	(2)	(33)
Mark-to-market on hedging items	3	2	(1)	41	45	—	2	—	47
Valuation (losses) gains and other	(5)	(6)	4	(14)	(21)	9	(4)	(6)	(22)
Share of earnings from associates	—	—	—	—	—	30	—	—	30
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(2)	(2)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(8)	—	(8)

Net income (loss) attributable to partnership(2)	$55	$25	$(5)	$(3)	$72	$—	$—	$—	$72

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Other	Total	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$520	$871	$259	$82	$—	$1,732	$(675)	$446	$(103)	$1,400
Costs attributed to revenues	(129)	(447)	(135)	(38)	—	(749)	369	(257)	38	(599)
General & administrative costs	—	—	—	—	(99)	(99)	—	—	—	(99)

Adjusted EBITDA	391	424	124	44	(99)	884	(306)	189	(65)
Other income (expense)	3	(11)	2	—	21	15	8	(7)	—	16
Interest expense	(107)	(110)	(56)	(4)	(18)	(295)	63	(85)	44	(273)

FFO	287	303	70	40	(96)	604	(235)	97	(21)
Depreciation and amortization	(115)	(165)	(33)	(31)	—	(344)	144	(93)	—	(293)
Deferred taxes	(21)	7	3	5	9	3	(15)	7	1	(4)
Mark-to-market on hedging items	4	(3)	(3)	—	84	82	—	27	—	109
Valuation (losses) gains and other	(5)	(37)	(20)	(7)	(3)	(72)	51	44	20	43
Share of earnings from associates	—	—	—	—	—	—	55	—	—	55
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(82)	—	(82)

Net income (loss) attributable to partnership(2)	$150	$105	$17	$7	$(6)	$273	$—	$—	$—	$273

Q3 2015 INTERIM REPORT    53

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$554	$923	$231	$—	$1,708	$(600)	$452	$(101)	$1,459
Costs attributed to revenues	(166)	(472)	(126)	—	(764)	315	(230)	36	(643)
General & administrative costs	—	—	—	(84)	(84)	—	—	—	(84)

Adjusted EBITDA	388	451	105	(84)	860	(285)	222	(65)
Other income (expense)	6	(28)	—	21	(1)	18	(8)	—	9
Interest expense	(120)	(132)	(53)	(10)	(315)	79	(75)	44	(267)

FFO	274	291	52	(73)	544	(188)	139	(21)
Depreciation and amortization	(118)	(186)	(55)	—	(359)	124	(80)	33	(282)
Deferred taxes	(12)	3	2	2	(5)	(32)	(17)	(1)	(55)
Mark-to-market on hedging items	7	5	(1)	(1)	10	(3)	2	—	9
Valuation (losses) gains and other	(24)	(38)	7	(18)	(73)	51	5	(4)	(21)
Share of earnings from associates	—	—	—	—	—	48	—	—	48
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(7)	(7)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(49)	—	(49)

Net income (loss) attributable to partnership(2)	$127	$75	$5	$(90)	$117	$—	$—	$—	$117

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS AT SEPTEMBER 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,338	$4,247	$1,803	$820	$(179)	$11,029	$(3,038)	$3,775	$4,226	$15,992

	Total Attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,805	$4,970	$1,816	$—	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

54    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and net income attributable to the partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(28)	$(58)	$—	$(22)	$—	$(108)
Attribution to non-controlling interest	40	15	15	—	(6)	64
Discontinued operations	—	—	(22)	—	—	(22)

Adjusted EBITDA	12	(43)	(7)	(22)	(6)	(66)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	6	15	—	3	—	24
Attribution to non-controlling interest	(13)	(8)	(6)	—	(5)	(32)
Discontinued operations	—	—	15	—	—	15

FFO	5	(36)	2	(19)	(11)	(59)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	22	43	—	19	—	84
Attribution to non-controlling interest	(27)	(7)	(9)	—	11	(32)
Discontinued operations	—	—	7	—	—	7

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(29)	$(74)	$—	$—	$(103)
Attribution to non-controlling interest	53	15	9	—	77
Discontinued operations	—	—	(18)	—	(18)

Adjusted EBITDA	24	(59)	(9)	—	(44)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	6	31	—	—	37
Attribution to non-controlling interest	(17)	(6)	(2)	(4)	(29)
Discontinued operations	—	—	15	—	15

FFO	13	(34)	4	(4)	(21)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	23	43	—	—	66
Attribution to non-controlling interest	(36)	(9)	(7)	4	(48)
Discontinued operations	—	—	3	—	3

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Q3 2015 INTERIM REPORT    55

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(87)	$(175)	$—	$(44)	$—	$(306)
Attribution to non-controlling interest	124	48	41	—	(24)	189
Discontinued operations	—	—	(65)	—	—	(65)

Adjusted EBITDA	37	(127)	(24)	(44)	(24)	(182)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	19	47	—	5	—	71
Attribution to non-controlling interest	(45)	(24)	(18)	—	(5)	(92)
Discontinued operations	—	—	44	—	—	44

FFO	11	(104)	2	(39)	(29)	(159)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	68	128	—	39	—	235
Attribution to non-controlling interest	(79)	(24)	(23)	—	29	(97)
Discontinued operations	—	—	21	—	—	21

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(86)	$(199)	$—	$—	$(285)
Attribution to non-controlling interest	153	47	22	—	222
Discontinued operations	—	—	(65)	—	(65)

Adjusted EBITDA	67	(152)	(43)	—	(128)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	17	84	—	(4)	97
Attribution to non-controlling interest	(52)	(20)	(7)	(4)	(83)
Discontinued operations	—	—	44	—	44

FFO	32	(88)	6	(8)	(70)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	69	115	—	4	188
Attribution to non-controlling interest	(101)	(27)	(15)	4	(139)
Discontinued operations	—	—	21	—	21

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from investments in associates increased compared to the third quarter of 2014 as additions to rate base and inflation indexation at our Chilean electricity transmission system along with contributions from the acquisition of our Brazilian rail operation midway through the third quarter of 2014 and European telecommunications business in March 2015 were partially offset by the impact of foreign exchange associated with the depreciation of the Brazilian reais and Chilean peso.

Attribution to non-controlling interest decreased compared to the third quarter of 2014 as contributions from acquisitions completed over the past 12 months in our district energy and gas storage businesses were more than offset by the impact of foreign exchange as the Australian dollar, British pound, Chilean peso and Colombian peso depreciated against the U.S. dollar relative to the prior year.

For the periods ended September 30, 2015 and 2014, contributions from discontinued operations are comprised of the results of our North American natural gas transmission business.

56    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Financial instruments

Critical judgments associated with the partnership’s financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely the partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.

Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 13. The fair value of the partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2014 and 2013. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Impairment of goodwill and intangibles with indefinite lives

The partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value in use or fair value less costs of disposal of the cash generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values. Other estimates utilized in the preparation of the partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the International Accounting Standards Board (“IASB”) as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

Q3 2015 INTERIM REPORT    57

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

CONTROLS AND PROCEDURES

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Excluded from our evaluation were controls over financial reporting at our pacific U.S. district energy operation, North American west coast gas storage operation and tunnel connected to our Chilean toll road, in which control was acquired on November 21, 2014, December 31, 2014 and July 8, 2015, respectively. The financial statements of these entities constitute 2% of total assets, 3% of net assets, 2% of revenue and less than 1% of net income of the consolidated financial statements of our partnership as of and for the period ended September 30, 2015.

58    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by customers of our businesses which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, weakening demand in the natural gas market, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (“IFRS”), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this Management’s Discussion and Analysis. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific platforms and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

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